UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Reza Taleghani
Chief Financial Officer
Under Armour, Inc.
101 Performance Drive
Baltimore, Maryland 21230

Re: Under Armour, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2025
Filed May 22, 2025
File No. 001-33202

Dear Reza Taleghani:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing